August 05, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Jonathan Groff, Staff Attorney
Kathleen Krebs, Special Counsel
Joseph Kempf, Senior Staff Accountant
Dean Suehiro, Staff Accountant

Re:	Wowio, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on February 8, 2013
File No. 333-184529

Ladies and Gentlemen:

On behalf of Wowio, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of February 15, 2013.

General

1. Please update your financial statements and related disclosures through the year ended December 31, 2012.

Response:

The financial statements have been updated in accordance with the Staff’s comment.

Our Company, page 4

2. The disclosure added in response to comment 5 from our letter dated November 15, 2012 describes generally the type of eBooks that may be offered to consumers at no or substantially reduced costs, but does not quantify the percentage of the 200,000 eBooks available for free or at reduced prices. Please revise to quantify.

Response:

The registration statement has been revised to clarify that, of the 200,000 total number of eBooks offered on the wowio.com site, about 800 are owned by the Company and over 6,000 are from publishers who have entered into distribution arrangements with the Company, which makes these titles available for free or reduced prices and eligible for advertising campaigns. The remainder of the 200,000 eBooks are provided by Ingram Books. Of the eBooks provided by Ingram Books, none are eligible for advertising campaigns and thus none are available for free or reduced prices.

The Offering, page 6

3. Please disclose the percentage of currently outstanding shares held by non-affiliates that the number of shares being registered represents. In your response letter, tell us how you arrived at the number of shares held by non-affiliates.

Response:

The registration statement has been revised to disclose that the number of shares being registered represents approximately 47.0% of the Company’s outstanding shares held by non-affiliates (giving effect to the conversion of the convertible notes and exercise of the warrants the underlying shares of which are being registered for resale).

The Company calculated this percentage as follows.

There are 222,836,421 shares of common stock outstanding.

Of these shares, 114,228,335 shares are held by affiliates, including 92,761,668 outstanding shares beneficially owned by directors and officers (as reflected in the security ownership table on page 49), and 21,466,667 outstanding shares beneficially owned by 10% or greater shareholders (representing shares owned by Arthur Schwertzel, as reflected in the security ownership table), with the remaining 108,608,086 shares held by non-affiliates.

Giving effect to the conversion of the convertible notes and exercise of the warrants the underlying shares of which are being registered for resale, there are 138,141,419 outstanding shares held by non-affiliates, of which the 64,969,236 shares being registered for resale represent approximately 47.0%.

Risk Factors, page 7

 Our substantial indebtedness could adversely affect our financial condition…, page 8

4. Please disclose that you are in default on your debt and the consequences of being in default.

Response:

The risk factor has been revised to disclose that the Company is currently in default under its debt in accordance with the Staff’s comment.

We have significant royalty payment obligations related to various acquisition agreements…, page 8

5. To provide context, please quantify the amount of purchase price consideration owed for each acquisition.

Response:

The amount of purchase price consideration owed for each acquisition has been quantified in accordance with the Staff’s comment.

We are an “emerging growth company” under the JOBS Act of 2012…, page 13

6. We note your revised disclosure in response to comment 13 from our letter dated November 15, 2012. The additional disclosure is confusing. For example, the addition of “or smaller reporting companies” to the first sentence of the risk factor makes it appear that the exemptions you reference are not available to smaller reporting companies when they are. It is also not clear what requirement you are referencing in the clause you added to the third sentence of the risk factor. Please revise your disclosure so that it is clear that some of the exemptions are already available to you as a smaller reporting company.

 Response:

The risk factor has been clarified in accordance with the Staff’s comment.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations,page 20

Overview, page 20

7. Per comment 15 from our letter dated November 15, 2012, discuss how contingency royalty payments will affect your enjoyment of revenues and your ability to become profitable. For example, disclose the amount of revenues you paid for contingency royalty payments in fiscal year 2011 and 2012.

Response:

The Overview section has been revised to discuss how contingency royalty payments will affect the Company’s enjoyment of revenues and its ability to become profitable in accordance with the Staff’s comment.

8. The disclosure added in response to comment 24 from our letter dated November 15, 2012 suggests that you receive only 10% of the proceeds from sales of third party eBooks that are not part of an advertising campaign and that this amount is for credit card processing fees. Please disclose this information within the Overview section and discuss how the limited proceeds you receive from these types of sales impacts your ability to scale revenues and profitably offer eBooks that are not attached to advertising campaigns. Explain how the economics of eBook sales generally differ from revenues generated via sponsored eBooks, via publishing and via website advertisements.

Response:

The Overview section has been revised to explain the economics of eBook sales in accordance with the Staff’s comment.

9. Please clarify in the third paragraph that you intend for 50% of the content from Carthay to be original material created by the company and 50% from third parties. Make similar revisions to the fourth paragraph on page 31.

Response:

The disclosure regarding Carthay has been revised in accordance with the Staff’s comment.

Results of Operations, page 26

10. Please revise to correct the second to last paragraph in your discussion offiscal 2011 and 2010 results of operations. We note that other expenses decreased in fiscal 2011 resulting in income.

Response:

The comparison of fiscal 2011 and fiscal 2010 is no longer included in the S-1. The disclosure regarding net other expenses in fiscal 2011 has been revised to disclose that net income of $12,265.

11. We note the revisions made in response to comments 17 and 18 from our letter dated November 15, 2012. Please further revise your disclosure to adequately explain significant financial line item changes where appropriate. For example, we note that you generated only$535 in revenues from the sale of eBooks during the three months ended September 30, 2012, but generated $24,681 in sales during the nine month period ended September 30, 2012. Your disclosure should fully explain this type of significant variance. As another example, you should explain the significant increase in consulting and professional fees during the three month period ended September 30, 2012, beyond the statement “which was due to more efficient and cost effective promotion strategy.” Please consider these examples when you update your disclosure through the fiscal year ended December 31,2013.

Response:

The results of operations section has been revised to explain significant financial line item changes in accordance with the Staff’s comment.

12. Please tell us why the $4,701 in uncategorized income earned during the three months ended September 30,2011 is not accounted for as apart of the $32,458 in sales earned during fiscal year 2011.

Response:

The $4,701 in uncategorized income was recorded as income in error during the 3 months ended September 30, 2011 and was properly journaled out of the income category in December, 2011 so it was not accounted for in sales nor should it have been.

Liquidity and Capital Resources, page 27

13. Please disclose your total outstanding debt. While you have disclosed the material terms of your revolving loan, please also disclose the amount and material terms of your other outstanding debt, including your convertible promissory notes and related party loans. Discuss whether you are in default on any of your other debt or have amended or extended any of your other debt. In this regard, we note disclosure on page 60 that you have issued shares to holders of your convertible notes in return for the note holders’ agreements to extend the maturity of the notes.

Response:

The liquidity and capital resources section has been revised to disclose the amount and material terms of the Company’s outstanding debt in accordance with the Staff’s comment.

Revolving Loan, page 29

14. We note that additional draw downs of the revolving loan would require TCA’s agreement and an extension of the revolving loan term. We further note that under the revolving loan agreement equity issuances require approval by TCA. Please disclose whether you have received assurances from TCA regarding these matters.

Response:

The S-1 has been revised to disclose that the Company has not received any assurances from TCA regarding these matters.

15. You disclose that as of September 30,2012, you were not in compliance will all covenants associated with the revolving loan. Please identify the covenants and disclose whether you have received a waiver from TCA for noncompliance. Disclose the likelihood that you will be able to meet all the required covenants during the rest of the six month term of the loan.

Response:

The S-1 has been revised to identify the covenants which the Company has not been in compliance with, that the Company has not received any waivers from TCA, and that the Company did not meet the required covenants during the six month term of the loan.

Business, page 31

eBook Transactions, page 35

16. Please clarify whether eBook sponsorship ad campaigns are ads inserted into eBooks using your patented technology or advertising related to the eBooks on your website.

Response:

The registration statement has been revised to clarify that eBook sponsorship ads are ads inserted into eBooks but have not to date used the Company’s patented technology.

Directors, Executive Officers and Corporate Governance, page 39

17. You disclose that Mr. Altounian currently serves as director and Chief Executive Officer of Alliance Acquisition. Please disclose the business of Alliance Acquisition. Also discuss the amount of time Mr. Altounian devotes to Alliance Acquisition versus the time he devotes to the company.

Response:

Mr. Altounian’s biography has been revised in accordance with the Staff’s comment.

Executive Compensation, page 41

18. Please update the summary compensation table and related disclosures through fiscal 2012. In addition, please provide the tabular disclosure required by Regulation S-K Item 402(r)(1).

Response:

The summary compensation table has been updated in accordance with the Staff’s comment.

Certain Relationships And Related Transactions, page 44

19. Further revise this section in accordance with comment 38 from our letter dated November 15, 2012 to provide disclosure of the royalty payments made to Platinum Studios, Inc. We note that Mr. Altounian was a senior officer of Platinum prior to his resignation in May of 2011. In addition revise as appropriate to account for the $144,215 balance of notes payable to related parties as of September 30, 2012.

Response:

The certain relationships and related transactions section has been revised in accordance with the Staff’s comment.

20. Please file the consulting agreement with Alliance Acquisitions, Inc. as an exhibit. In addition, we note that Alliance Acquisitions holds approximately 6.8% of your common stock. Please discuss the transaction(s) pursuant to which Alliance Acquisitions acquired the company’s shares.

Response:

[The consulting agreement with Alliance Acquisitions, Inc. has been added as an exhibit.] In addition, a description of the transaction pursuant to which Alliance Acquisitions acquired the Company’s shares has been added in accordance with the Staff’s comment.

Security Ownership Of Certain Beneficial Owners And Management, page 49

21. We note the revisions made in response to comment 39 from our letter dated November 15, 2012. Please add an additional column which reflects the total voting interest of each shareholder without giving effect to conversion of the preferred shares. For example, for Mr. Altounian this column should reflect the 165,000,000 vote equivalent from his preferred shareholdings plus the 65,467,918 votes from his common shareholdings divided by the total voting power of all outstanding preferred and common shares.

Response:

A column has been added to the beneficial ownership table in accordance with the Staff’s comment.

22. We note from footnote 9 to the table that Mr. Altounian has shared voting and dispositive power over the shares held by Alliance Acquisitions. Therefore, please include those shares in Mr. Altounian’s beneficial ownership amounts. Also disclose in footnote 9 the other person or persons who share the voting or dispositive power over the shares held by Alliance Acquisitions.

Response:

The security ownership table has been revised to include all of the shares owned by Alliance Acquisition, Inc. in Mr. Altounian’s beneficial ownership, and to disclose the other persons who share the voting and dispositive power over the shares held by Alliance Acquisition, Inc., in accordance with the Staff’s comment.

Financial Statements

4. Acquisitions, page F-16

23. We reiterate comment 41 of our letter dated November 15, 2012. Addressing Rule 405 of Regulation C, describe for us your consideration of whether Mr. Altounian and Platinum Studios were predecessors of the Registrant, WOWIO, Inc., as defined by Rule405 of Regulation C. Explain to us your consideration of whether or not the non- monetary assets received in these transactions should have been initially recorded at predecessor’s historical cost basis. We note that Brian Altounian was President, Chief Operating Officer and a principal shareholder of Platinum Studios, Inc. at the time of your acquisition of Wowio Penn from Platinum Studios, Inc., in 2009. Explain for us Mr. Altounian’s relationships with Platinum Studios and affiliates. Give us an analysis of Mr. Altounian’s ownership of Platinum Studios illustrating how Mr. Altounian came to own 5.6% of Platinum’s outstanding shares on June 30, 2009 after the WOWIO Texas – Platinum asset purchase agreement was entered into on June 29, 2009.

Response:

Platinum does not have any ownership interest in Wowio Texas. The only common ownership of Alliance relates to that of Brian Altounian, who owned approximately 4.7% (excluding outstanding options) of Platinum Studios’ common stock (based on review of the 12/31/09 Form 10-K) at the time of the transaction.

Mr. Altounian acquired his shares in Platinum Studios via investment in the original LLC, through private placements and as compensation in lieu of cash for certain periods during his employment. The table below details the amount of shares of common stock Mr. Altounian owned, the dates of acquisition, the manner in which the shares were acquired and the percent of ownership those shares represented.

Shares Issued	Date	How shares were acquired	Balance	Total Shares O/S	% Ownership
6,750,000	9/4/07	Investment in LLC prior to C-conversion	6,750,000	201,255,825	3.35%
5,250,000	2/1/08	Stock Issuance from Emp. Stock Plan	12,000,000	219,455,281	5.47%
535,714	7/6/08	Comp for Services in lieu of cash	12,535,714	231,814,701	5.41%
517,241	7/6/08	Comp for Services in lieu of cash	13,052,955	231,814,701	5.63%
937,500	10/3/08	Comp for Services in lieu of cash	13,990,455	250,278,035	5.59%
997,800	1/7/09	Comp for Services in lieu of cash	14,988,255	273,457,266	5.48%
300,000	12/17/09	PPM Purchase	15,288,255	273,457,266	5.59%
300,000	4/1/10	PPM Purchase	15,588,255	286,882,554	5.43%
685,338	6/20/11	Comp for Services in lieu of cash	16,273,593	379,830,474	4.28%

As a result of the foregoing, Mr. Altounian, Platinum Studios did not have any control relationships with Wowio and were not predecessors of Wowio, Inc.

24. Further we note that your response to comment 41 of our letter dated November 15, 2012 addresses the common control examples of ASC 805-50-15-6. Addressing the control definition and guidance of ASC 805-20-20 and 810-10-15-8 describe for us your consideration about whether the parties to the acquisitions of Wowio Penn and Drunk Duck were under common control at the time these businesses were acquired.

Response:

Please refer to the response to comment 23 above. The parties to the acquisitions of Wowio Penn and Drunk Duck were not under common control at the time these businesses were acquired.

25. We reiterate comment 42 of our letter dated November 15, 2012. We note from the last paragraph of page 5 of Platinum Studios’ December 31, 2009 Form 10-K that Platinum Studios had put WOWIO in a “maintenance mode” during the twelve months WOWIO was owned by Platinum because WOWIO was unable to pay publishers’ royalties at that time. We also note that you currently pay insignificant royalties. Addressing these facts and circumstances tell us the factors and assumptions your net present value calculation relied upon for your determination of the recorded fair value of your royalty obligations entered into as consideration for the acquistions of Wowio Penn, Drunk Duck, and Spacedog Entertainment.

Response:

The Company’s royalty obligations are based on future sales. In order to determine when the Company should expect to pay the royalties, the Company estimated our future sales. When the liability was calculated and discounted for the applicable interest rate, the Company expected to receive sufficient funding during FY 2011 to effectively begin its operations. Therefore, the Company valued the liability as of December 31, 2010 based on its estimated sales and royalty payments beginning in FY 2011. However, the Company has not yet been able to receive sufficient funding, which has delayed its operations, sales and royalty payments. The Company revalued the liability as of December 31, 2011 with effectively the same payment stream as estimated at December 31, 2010 except that the payment stream was delayed a year.

The Company used the following Assumptions in its NPV calculations:

●	Wowio Penn – Total Expected Royalty Payments $1,514,000; Interest rate 10% (commensurate with other debt financing obtained during the period), NPV as of 12/31/11 $1,180,521; term date 12/31/14

●	Spacedog – Total Expected Royalty Payments $1,000,000; Interest rate 10% (commensurate with other debt financing obtained during the period), NPV as of 12/31/11 $770,262; term date 12/31/14

●	Drunk Duck – Total Expected Royalty Payments $500,000; Interest rate 10% (commensurate with other debt financing obtained during the period), NPV as of 12/31/11 $425,459; term date 12/31/13

5. Intangible Assets, page F-21

26. We note that your response to comment 43 of our letter dated November 15, 2012 explains the asset valuation firm of, SanliPastore& Hill provided you with an analysis indicating the lower end of the range of value for this patent exceeded $150,000,000. Nonetheless the initial recorded fair value of this patent was $2,468,951. Tell us why and how you discounted the asset valuation prepared for you by SanliPastore& Hill. Indicate when the SanliPastore valuation was prepared and upon what assumptions it was based. We continue to note that you have earned little or no royalties to date from the patent you acquired from Wowio Penn in June 2009. Neither have you sold or offered it for sale to third parties. Tell us how you determined the initial recorded $2,468,951 fair value of this asset. Describe for us the revenue expectations for this patent at that time. Tell us why you currently expect the carrying value of this asset to be recoverable.

Response:

The Company received a valuation report prepared by SanliPastore& Hill (“SP&H”) in June 2011 for valuation of intangible assets as of 1/1/11. The lower end of the fair market value for the patent was computed to be $150,050,000. In order to determine the fair market value under an income approach, SP&H employed a Discounted Cash Flow – Relief from Royalty method. SP&H conducted interviews with the management regarding assumptions in the projections and the factors that may affect the accuracy of these projections, and also conducted thorough independent industry, economic and competitive research and analysis. Based on the above analyses and procedures, SP&H determined that management’s projections were reasonable and reliable. At the time of the valuation report, based on the expected ramp up in operations, the after tax royalty relief was computed to be approximately $31,000,000 in 2012 and increasing to $69,900,000 in 2015 before declining to $64,600,000 in 2019. Based on SP&H’s analysis of the Company’s risk factors, its stage of development, and projected significant growth in revenues and profits, as well as the discount rate for early stage emerging growth companies with similar risk profiles in venture capital rate of return studies, they selected an after-tax equity discount rate of 30%, which was applied to the after tax royalty relief computed each year.

The Company utilized the SP&H valuation report to determine if there appeared to be any impairment of the value of the asset as of December 31, 2010 and as a tool in the purchase price allocation. However, the Company understood that recording the fair market value computed above as of the acquisition date would not take into account the fact that the patent was not issued as of the acquisition date (it was issued in December 2010). Additionally, the Company believes it was appropriate to discount the value determined by SP&H for recording the asset on its balance sheet as reaching the projections would be dependent on the Company’s ability to raise additional funds to ramp up its operations. Therefore, the Company did not deem it appropriate to record the patent value at the fair market value computed by SP&H and recognize an extraordinary gain under the provisions of ASC 805. In order to determine the value that would accurately reflect the fair value of the assets acquired as of the acquisition date, the Company relied on the price it paid, or liabilities assumed, for the assets. As the Company believes the acquisition was made on an arms-length basis (as discussed in response #23) and no concessions were made by either party,the Company recorded the assets based on the calculations below.

The purchase price approximates the following:

Assumed liabilities	$841,000
Assumed liabilities – related party	795,000
Due under royalty stream (x)	1,017,000
$2,653,000

x – As discussed in response #25, the Company performed a net present value calculation of the total royalty payments due of $1,514,000 to derive the liability of $1,017,000.

Based on the Company’s assessment of the allocation of the value of the assets acquired, 10% of the purchase price was allocated to the website and 90% was allocated to the pending patent. The Company notes that the platform for the Company as a whole will depend on the successful application of the patent, so a minority allocation to the website would be consistent with the Company’s plans.

The following represents an allocation of the purchase price as of June 29, 2009, the effective date of the acquisition:

Accounts payable and accrued expenses	$(1,636,000)
Obligation under royalty payment	(1,017,000)
Net tangible liabilities assumed	(2,653,000)
Identifiable intangibles:
Website	265,300
Patent [1]	2,387,700
$-

[1] The $2,468,951 amount includes the $2,387,700 and $81,251 of legal costs for filing the patent.

8. Derivative Liabilities, page F-27

27. Your response to comment 45 of our letter dated November 15, 2012 focuses on the materiality of the income statement impact of the correction of the error in your accounting for derivatives through June 30, 2012. Please update and expand your response. Explain to us why you believe that impact of the correction of this error would be immaterial through your most recent results of operations. Tell us how you determined whether the correction of these errors were material to each historical balance sheet in accordance with the guidance of  SAB 99 and 108.

Response:

In considering whether the unrecorded differences for the fiscal year ended December 31, 2011 would be considered material to adjust the C consolidated financial statements, the Company considered SEC Staff Accounting Bulletin No. 99 (SAB No. 99), which states the following:

A matter is “material” if there is substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

The bulletin also goes on to state that for this analysis management and the auditor must consider both “quantitative” and “qualitative” factors assessing an item’s materiality. The FASB has long emphasized that materiality cannot be reduced to a numerical formula. Evaluation of materiality requires a registrant and its auditor to consider all the relevant circumstances and the staff believes that there are numerous circumstances in which misstatements below 5% could well be material. Qualitative factors may cause misstatements of quantitatively small amounts to be material. Using this same logic, qualitative factors may cause misstatement of quantitatively large amounts to be considered to immaterial.

For the analysis of the quantitative factors related to the misstatements, the Company performed calculations as noted below for the balance sheet impact (the impact on the statement of operations was detailed in the Company’s previous response).

	As of	As of	As of
	12/31/2010	12/31/2011	6/30/2012
Derivative liabilities
As reported	$2,000,000	$280,000	$240,000
Adjustments	(2,000,000)	(280,000)	(240,000)
As restated	-	-	-
% change	-100.00%	-100.00%	-100.00%

	As of	As of	As of
	12/31/2010	12/31/2011	6/30/2012
Additional paid-in capital
As reported	$8,076,102	$10,685,391	$16,436,079
Adjustments	2,000,000	280,000	240,000
As restated	10,076,102	10,965,391	16,676,079
% change	24.76%	2.62%	1.46%

	As of	As of	As of
	12/31/2010	12/31/2011	6/30/2012
Deficit accumulated during the development stage
As reported	$(5,577,188)	$(10,569,780)	$(15,675,491)
Adjustments	-	. (40,000)	(60,000)
As restated	(5,577,188)	(10,609,780)	(15,735,491)
% change	0.00%	0.38%	0.38%

The impact on the equity line items shows that there was minimal impact on the deficit accumulated during the development stage for all periods and on additional paid-in capital as of December 31, 2011 and June 30, 2012. The misstatements have a greater impact on the derivative liabilities line item as they should have been zero for each year and additional paid-in capital as of December 31, 2010. The Company notes that the additional paid-in capital impact goes from $2,000,000 and 25% of the balance in 2010 to $280,000 and 3% in 2011 due to the instrument being exercised in 2011, which ultimately resulted in the proper classification of the $2,000,000 value. As the quantitative impact on the derivative liabilities line item for each year and additional paid-in capital for 2010 are greater than one would consider a “small amount”, the Company performed a qualitative analysis below:

●	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

●	The fair value of the derivative liabilities is an estimate based on assumptions determined by management in calculating the Black-Scholes value of the warrant. Due to the nature of the estimation process and that the valuation is based on assumptions, there is some degree of imprecision in the estimate as the component is based on estimated assumptions such as expected term and volatility. However, as the Black-Scholes calculation is an effective tool to estimate the fair value, the calculation is fairly precise.

●	Whether the misstatement masks a change in earnings or other trends
●	The misstatements do not mask a change in earnings or other trends as the Company, during this period, had minimal operations and was a development stage entity. The Company has historically had net losses no motivation to manipulate earnings.

●	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.
●	The misstatements do not hide a failure to meet analysts’ consensus expectations as there were no such expectations of the Company during that period.

●	Whether the misstatements changes a loss into income or vice versa
●	As stated in the Company’s response to the previous comment letter, the Company had significant net losses and thus the misstatements would not have changed from a loss into income or vice versa.

●	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability
●	The misstatements do not play a significant role in any segment or the Company’s operations or profitability.

●	Whether the misstatement affects the registrant’s compliance with regulatory requirements
●	The misstatements do not affect the Company’s compliance with regulatory requirements.

●	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements
●	The misstatements do not affect any contractual requirements in the periods noted.

●	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation
●	The misstatements did not have an effect of increasing management’s compensation, as management does not have any bonus arrangements that were or could be impacted by the change in fair value of derivative liabilities.

●	Whether the misstatement involves concealment of an unlawful transaction
●	The misstatements do not involve the concealment of an unlawful transaction.

In addition to the qualitative factors listed above, the Company evaluated whether the matter is “material” based on if there is a substantial likelihood that a reasonable person would consider it important. The Company first released its financial statements to the public in its initial filing on Form S-1, in which the December 31, 2011 and December 31, 2010 balance sheets were included. As discussed earlier, the significant impact from a quantitative standpoint was on the December 31, 2010 balance sheet as the recorded liability was the estimated fair value based on the Black-Scholes calculation of $2,000,000. During the year ended December 31, 2011, this warrant was exercised and the same value was reclassified from derivative liabilities to equity, resulting in minimal impact on the balance sheet as of December 31, 2011. The Company believes a reasonable person would focus on the December 31, 2011 and June 30, 2012 financial statements, in which the quantitative impact would be considered “small”. Additionally, a reasonable person who was considering investing, or has invested in the Company, would be more concerned with the Company’s ability to ramp up operations and generate revenues. Therefore, the Company believes a reasonable person or investor would not consider the misstatements important.

In addition to reviewing SAB No. 99, the Company reviewed SAB No. 108 which relates to the consideration of the effects of prior year misstatements when quantifying misstatements in the current year financial statements. The bulletin states in addition to assessing the materiality of the misstatements to the prior periods, the Company needs to also assess the materiality of the adjustment that was recorded to the current year financial statements. If the adjustment is material to the current year, the bulletin states that the prior period should be adjusted in that case. The same analysis based on quantitative and qualitative factors should be made. Based on the discussion above, it would appear that the adjustment is not material based on the factors discussed.

Development Stage Enterprise, page F-43

28. Please revise to include a statement of shareholder equity as required by ASC 915-215- 45-1.

Response:

A statement of stockholders’ equity has been included in the audited financial statements in accordance with the Staff’s comment and as required by ASC 915-215-45-1.

Item 16. Exhibits, page 61

29. Please have counsel revise its opinion to remove the term “also” from the second sentence and correct the figure provided for the shares underlying warrants. In addition, please have counsel revise numbered paragraph one of its opinion to reflect that the shares that are already issued are validly issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 available on our website at: http://www.sec.gov/interps/legal/cfslb19.htm.

Response:

A revised opinion has been in accordance with the Staff’s comment.

30. Please revise to file form(s) of warrant and senior promissory note agreements that include all the material terms, including exercise price, conversion price and interest rate, as applicable.

Response:

All material warrants and promissory note agreements have been added as exhibits.

Very truly yours,

/s/ Jeff Cahlon